Filed by EPIX Pharmaceuticals, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Predix Pharmaceuticals Holdings, Inc. Commission File Number: 000-51551
The following communications contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on current expectations of the Company’s management. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond the control of EPIX Pharmaceuticals, Inc. (“EPIX”) or Predix Pharmaceuticals Holdings, Inc. (“Predix”), and which could cause actual results to differ materially from those contemplated in these forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction including the expected timing and benefits thereof, the potential impact of the transaction on the shareholders of EPIX, the near-term goals of the combined company, the conduct, timing and results of ongoing and future clinical trials, plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities, the belief that the combined company will have cash until 2008, the expectation that Predix’s current clinical trial for PRX-00023 will be the first of at least two Phase III trials, the results of which are expected at the end of this year, which are expected to be a very large value-creating event for Predix and the combined company, and the expected capabilities of Predix’s technology to discover additional drug candidates. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of EPIX’s or Predix’s stockholders to approve the merger, EPIX’s or Predix’s inability to satisfy the conditions of the merger, the risk that EPIX’s and Predix’s businesses will not be integrated successfully, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials, the risk that clinical trials may not result in marketable products, the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates, the risks associated with reliance on outside financing to meet capital requirements, risks associated with Predix’ new and uncertain technology, the development of competing systems, the combined company’s ability to protect its proprietary technologies, patent-infringement claims, risks of new, changing and competitive technologies and regulations in the U.S. and internationally. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in EPIX’s periodic reports and other filings with the SEC.
EPIX and Predix undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of these communications. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these communications. All forward-looking statements are qualified in their entirety by this cautionary statement.

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THE FOLLOWING IS THE TRANSCRIPT OF THE CONFERENCE CALL WITH ANALYSTS, INVESTORS AND OTHERS HELD ON APRIL 3, 2006 AT 9:30 A.M.

Operator
Good day, ladies and gentlemen, and welcome to the EPIX Pharmaceuticals conference call. My name is Janell and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will be conducting a question-and-answer session towards the end of his conference. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded for replay purposes. I would now like to turn the call over to your host for today, Ms. Amy Hedison. Please proceed, ma’am.

Amy Hedison - EPIX Pharmaceuticals — IR
Good morning, everyone, and thank you for joining us for this exciting call. Before I turn the conference call over to Mike Astrue, who will start the conference call, I just want to remind you that certain remarks that we may make about future expectations, plans, and prospects during this call constitute forward-looking statements for purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those that are discussed in our annual report on Form 10-K, our quarterly reports on Form 10-Q, and in our other SEC filings, which are on file with the SEC. Please refer to those filings for a complete description of those factors.

Mike Astrue - EPIX Pharmaceuticals — CEO
Thank you, Amy. Good morning, everyone, and thank you all for joining us this morning. It gives me great pleasure to have announced this morning that the EPIX Board of Directors has unanimously approved the acquisition of Predix Pharmaceuticals, a specialty pharmaceutical company based in Lexington, Massachusetts. As many of you know, the Board charged me with the goal of entering into a transformative transaction, a transaction that would transform EPIX into a specialty pharmaceutical company with a broad portfolio of imaging and therapeutic products, and a much greater opportunity to achieve significant shareholder value going forward. This combination with Predix accomplishes that goal.
The EPIX Board of Directors has been moving the Company toward becoming a therapeutic company for some time. In fact, the name change to EPIX Pharmaceuticals from EPIX Medical in September of 2004 reflected the Board’s commitment to this move. But the process was accelerated this past September when we decided to accomplish this goal through an acquisition. The Board has been absolutely committed to achieving the best possible results for shareholders through a process that identified the best candidate and created a highly competitive end game.
The reverse auction process that we engineered, the criteria we established to evaluate the candidates, and the attractiveness of EPIX to the companies we invited into the process all provided the Board with a list of outstanding privately-held therapeutic companies for consideration. That a company such as Predix with an impressive portfolio of three clinical products in a late-stage preclinical program was a finalist speaks to the thoroughness of the process as well as the quality potential of the company that we are partnering with today.
Over the course of the last six months, we have attempted to be as transparent as possible with regards to our process and the profile of the company we wanted to acquire. Predix more then satisfies the criteria we laid out. First, we were aiming for two products in clinical development. Predix actually has three products in clinical development, with a fourth expected to enter the clinic shortly. Some of these products are being and will be investigated for multiple indications.
Second, we were looking for a technology platform that provides the basis for additional product candidates. Predix’s efficient and effective drug discovery platform is well-positioned to continue to deliver product candidates. Third, we were looking for a nonspeculative technology in terms of the underlying technology and the specific targets. By focusing on clinically and commercially validated targets for drug discovery and development and using a proprietary technology to develop new drugs to address these established pathways in better ways, the Company should generate a higher percentage of approvable drugs.
Fourth, we were looking for a strong management team. The Predix team has significant experience in drug development, and I have had the personal pleasure of working with Michael Kauffman since he first began his career at Biogen in 1994. Fifth, we were looking for — we wanted to maintain our commitment to support our imaging capability that has been the core of the EPIX story. In addition to Michael Kauffman’s enthusiasm for EPIX’s proprietary technology, the fact that the Chairman will continue to be Chris Gabrieli you should reassure our shareholders that our enthusiasm for EPIX’s core imaging business remains strong.

Finally, a local presence. Predix is a Boston-based company that when combined with EPIX will create a stronger, more productive local company, one that will enhance and enrich the Boston area by its biotechnology community. The Board’s intention is to build a strong company with a broad product candidate portfolio that has several opportunities to create significant value for its shareholders. We believe the combination of EPIX and Predix delivers on that promise.
The combined company will have one product market in Europe, one Phase III product candidate, two products in Phase II by the end of the quarter, a product in Phase I in several preclinical compounds, as well as substantial financial and operating resources to provide the foundation for realizing the value of these products. We believe that this combination provides shareholders with a significant opportunity to maximize their value, and I believe shareholders should support this deal enthusiastically.
I’m sure that many of you will have questions about the combination and may need additional information in order to understand and become comfortable with the prospects presented by this transaction. We at EPIX are eager to provide you with that information. We will be filing an S-4 shortly, which will have the financial and operating details of the transaction.
As a first step in acquainting you with the new EPIX, however, I would like to introduce Dr. Michael Kauffman, who currently is President and CEO of Predix and who will become CEO of the combined company. Dr. Kauffman will speak for a few minutes about the promise of Predix and the potential of the combined companies, and then we would be pleased to take questions.

Dr. Michael Kauffman - Predix Pharmaceuticals — President & CEO
Thanks, Mike, and good morning. First I’d like to underscore what an exciting opportunity this is for Predix and EPIX. Our goal with this transaction is to become a successful specialty pharma company with capabilities in both therapeutics and medical imaging. We believe combining our companies will create a strong growth-oriented organization with an unparalleled pipeline of novel clinical products.
In terms of priorities, our near-term focus will be as follows. First, moving Vasovist forward towards commercialization in the U.S., either through an additional Phase III study and a PO or some combination of these options. Second, completing the first of two pivotal Phase III trials for Predix 00023 for the treatment of generalized anxiety to advance this novel drug candidate towards a regulatory submission.
Third, to continue to progress the lead product candidates for Alzheimer’s disease and for pulmonary arterial hypertension and/or chronic obstructive pulmonary disease. Fourth, we expect to advance our partnering discussions on our lead compounds with the goal of maximizing the value of these proprietary assets for shareholders.
For those of you who don’t know Predix, our internally discovered drug candidates are designed to address large markets with unmet medical needs and a significant partnership and/or commercialization opportunities. Predix’s proprietary drug discovery engine, which leverages validated drug targets, has enabled us to bring three product candidates into clinical trials in three years with more to come.
By way of background, our lead product candidate is Predix 00023, which is the first highly-selective long-acting serotonin 1A agonist in clinical development for the treatment of anxiety and depression. In August of last year, we entered into our first of at least two pivotal Phase III clinical trials in generalized anxiety disorder. This trial is accruing well, and data from the study is expected later this year.
In addition to Predix 00023, we have two other product candidates currently in clinical development. Predix 03140, a serotonin type 4 agonist in clinical development for the treatment of Alzheimer’s disease, and Predix 08066, a 5-HT2B antagonist in clinical development for the treatment of pulmonary arterial hypertension, chronic obstructive pulmonary disease, and other indications.
We also have a robust preclinical pipeline of drug candidates to treat conditions such as obesity, inflammation, and atrial fibrillation. At this time, we retain exclusive worldwide rights to all of our development products. We see significant partnership opportunities for our drug candidates, and we are currently in ongoing discussions with large pharmaceutical and biotech companies regarding potential partnering deals.
Let me shift gears for a minute. You may be wondering how we came to be interested in EPIX. When we withdrew our IPO last year, market conditions for biotech IPOs were less than favorable and there has not exactly been a return to overall health in this arena. The Predix Board of Directors strongly believes that the interest of our shareholders are best served by advancing our clinical programs. The IPO process is inherently time-consuming and distracting, and the Company believes that it should focus its human capital on developing drugs.

In the process of evaluating several M&A opportunities, EPIX was particularly interesting to us as it would allow us to expand our product portfolio, to finance the combined companies’ drug development efforts, and also to bring to bear a critical mass of management, talent, and drug development expertise. We believe the combination of EPIX’s approved product in Europe and its Phase II product of preclinical compounds along with our therapeutic product pipeline diversifies our risks and provides us with the potential for nearer-term cash flow through royalty revenues.
Our vision for the combined company is to leverage EPIX’s significant imaging expertise with the Predix approach to drug development and proprietary discovery capability to create value for shareholders, employees, and patients. We are looking forward to the opportunities ahead.
I will now turn the call back over to Mike Astrue.

Mike Astrue - EPIX Pharmaceuticals — CEO
Thank you, Michael. As you can tell from Michael’s brief discussion, the potential of Predix is exciting, and I expect that you see the value that convinced the EPIX Board to make its offer. We firmly believe that there is substantial value in Predix, and the fact that the capital markets have been so unreceptive to new issues has allowed EPIX to enter into a deal that we believe will benefit our shareholders over the long run.
No one likes dilution, but for those of you who followed me at TKT, you know I resisted pressure to unfairly dilute shareholders. But when I look at the potential for value presented by EPIX as it exists today and compare it to the potential presented by the combined company, the value of the combined company more than makes up for the dilutive effects of the transaction. The addition of the Predix technology platform and products to the EPIX foundation creates a strong growth-oriented company with many opportunities for commercial and clinical success.
The market for Predix’s products are large. The clinical need is substantial. The targets are validated, and the lack of a strong new issue market for biotech companies has provided us with an opportunity to acquire these assets at a valuation that is attractive. Our commitment to shareholders is to maximize their value. The acquisition of Predix and the combination of these two companies, we believe, is the best step toward achieving that goal.
Thank you very much, and we would be very happy to answer any questions you may have.

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THE FOLLOWING IS THE TEXT OF QUESTIONS AND ANSWERS ASKED BY ANALYSTS, INVESTORS AND OTHERS DURING THE CONFERENCE CALL HELD ON APRIL 3, 2006 AT 9:30 A.M.
Operator
(OPERATOR INSTRUCTIONS) George Fulop, Needham & Co.
George Fulop - Needham & Co. — Analyst
Thank you. It’s George Fulop from Needham & Co. Congratulations on the announcement.
Mike Astrue - EPIX Pharmaceuticals — CEO
Thank you, we’re very pleased.
George Fulop - Needham & Co. — Analyst
Can you please elaborate a bit more on some of the synergies and potential challenges in integrating imaging with a neurologic drug development company? And perhaps some timelines of what we can expect, milestones to look forward to, and also some of the clinical milestones?
Mike Astrue - EPIX Pharmaceuticals — CEO
Sure. We’re going to be giving out a lot more information about this once we file the S-4 and the combined plans, and we have got some great decisions to make. These are companies when you look at them combined have a substantial number of products, and a number of the Predix products bear opportunities for multiple indications. You can’t do everything. The combined Board will have to make some decisions as to what we’re going to focus on, what that’s going to mean in terms of the precise clinical milestones and the burn rate and issues such as that. But there are a number of Predix milestones that are coming over the course of the next year, in addition to the EPIX ones that we’ve announced before.
So let me turn it over to Mike to just give a moment as to what the milestones you can expect from the Predix part of the combined company are.
Dr. Michael Kauffman - Predix Pharmaceuticals — President & CEO
Yes, let me take a slightly different tact here. First of all, the combined companies’ business strategy is to leverage our various proprietary pharmaceutical assets, including both ours and EPIX’s, to maximize the shareholders’ value. The combined team will have a critical mass of pharmaceutical business expertise and development expertise. The new company will have a diversified portfolio of late-stage products. This differentiates us from a great majority of other biotechs and provides investors with multiple shots on goal.
In terms of milestones, we are fortunate as I said to have a number of different milestones, and the ones ahead Mike addressed. To be clear, we have a meeting with FDA regarding the next steps for Vasovist in early April. In addition, as you know, Vasovist is being marketed in Europe by Schering. We expect to initiate a Phase II clinical trial in chronic obstructive pulmonary disease or pulmonary arterial hypertension in mid 2006.
In addition, we expect to initiate a Phase II clinical trial in Alzheimer’s disease with Predix 03140 also in mid ‘06. The results from our first pivotal clinical trial with Predix 00023 are expected in the second half of ‘06. Beyond these, we will have other important clinical development milestones including potentially another one to two products in the clinic, and we are in discussions with partners for some of our late-stage clinical assets.
So all in all, we have a number of shots on goal here. We now have the personnel, the financial resources, and the appropriate business model to drive these things to create shareholder value.
George Fulop - Needham & Co. — Analyst
Thank you.
Operator
Dalton Chandler, Needham & Co.
Dalton Chandler - Needham & Co. — Analyst
Congratulations. Let me sort of ask George’s question in a slightly different way. You touched on the technologies themselves, the EPIX technology for molecular targeting, for example. Can you give us examples of the synergies specific to the technologies that you think you might able to realize?
Mike Astrue - EPIX Pharmaceuticals — CEO
I think that although it is interesting when you start getting the scientists together on things, that there are potential technological synergies that you don’t see. We’re not trying to sell this deal based on technological synergies, and we declared right from the beginning as we saw the pool of candidates that we were likely to pick from that it was relatively unlikely that we were able to do that. So the synergies I think come from the situations in terms of the depth of products at Predix.
We have got a strong cash position access to public capital. We have also got a Sarbanes-Oxley compliant team, which is not easy for a private company to build. We have got a very strong clinical operations team that particularly has done some heroic work recently, completing the 2104 trial. So we have got some real organizational symmetries. We’ve got a good chemistry — no pun intended — between the management teams. There are a lot of people in both companies that have known each other from past roles.
We think that the integration here will be much easier than what you would normally see in a merger. The companies are nearby. We’re comparably sized in terms of the number of employees, and there is a good track record of cooperation between a lot of the senior people.
Dr. Michael Kauffman - Predix Pharmaceuticals — President & CEO
Just to add-on — this is Michael Kauffman — a couple of points. Let me hit home on what Mike said. We really didn’t go into this on either side I think with specific scientific synergies in mind. The goal here was to take a critical mass of people which end up being quite complementary between the two companies, particularly in the development arena as well as in the financial arena, and put them together with a series of products that include late-stage, mid-stage, and early-stage assets, and with the financial resources available to bring these home in order to create real value for shareholders. So that was the goal here, is to really put the people, the capital to work.
Mark Monane - Needham & Co. — Analyst
Okay. Then shifting gears, I guess Vasovist was introduced at the European Congress of Radiology about a month ago. Any early preview on how that program is going?
Mike Astrue - EPIX Pharmaceuticals — CEO
No, we will address it more on the quarter. As you know, the launch meeting was just a few weeks ago. We would expect that there will be no or negligible sales for the first quarter, given the timing of the launch. So we won’t really have any sense until a little bit later on in the year. I think by the time of the quarterly call, we at least ought to be able to give some update on sort of the specific timing in particular European countries, but we’re not prepared to do that today.
Dalton Chandler - Needham & Co. — Analyst
Okay. Finally, I guess you’ll require a shareholder vote to close the transaction. Any other significant conditions precedent to closing and any sense of the timing?
Mike Astrue - EPIX Pharmaceuticals — CEO
No, I think that here again as we have been saying from the outset, we expected to use stock for this transaction. We always expected to go to the shareholders and persuade them that this is a deal that makes sense. So we are on track as regards to that. It will take us a few weeks to file the S-4 in that time, but there are no other significant barriers or preconditions that I am aware of. I think right now, our next task once we finish the rollout today is to focus on the S-4, getting that done as quickly as possible, and get the process moving as quickly as possible. I think everyone is eager, everyone is excited by this transaction. Everyone is eager to get on with it, so we want to get that S-4 done as quickly as possible, get to the vote as quickly as we can, and start moving as a combined company as quickly as possible.
Dalton Chandler - Needham & Co. — Analyst
Thanks and congratulations again.
Operator
Martin Auster, GLG Group.
Martin Auster - GLG Group — Analyst
Martin Auster from GLG. Congratulations. I was wondering if you guys could talk a little bit about the rate of cash consumption at Predix over the last year, and if there’s any sense of kind of what Predix as a stand-alone might consume going forward.
Mike Astrue - EPIX Pharmaceuticals — CEO
Martin, we’re going to be providing all that information in the S-4 and, of course, it has been changing as we go forward. The burn rate of the combined company is going to depend on a lot of decisions that the combined Board makes and a lot of milestones. But we believe that we are going to have cash until 2008, and we will be giving more precise guidance after the S-4. Mike, I don’t know if you want to add anything to that.
Dr. Michael Kauffman - Predix Pharmaceuticals — President & CEO
I think that’s right. Again, look for the S-4 in the next several weeks, and keep in mind that we will be running a number of clinical programs that will be here in order to really generate value; always, of course, prioritizing as new data come in.
Martin Auster - GLG Group — Analyst
Also, gentlemen, what are your plans for getting out on the road and introducing the story to investors over the next few months or so?
Mike Astrue - EPIX Pharmaceuticals — CEO
Well, we are eager to do that. I expect that we will get out, and we would like to talk to all our major shareholders. We’d like to talk to new shareholders. We don’t have the specific plans yet, but we should be out there often and early in the coming weeks.
Martin Auster - GLG Group — Analyst
Congratulations again. Looks like a good deal for both parties.
Mike Astrue - EPIX Pharmaceuticals — CEO
Thank you, Martin.
Operator
[Alex Silverman], Special Situations Fund.
Alex Silverman - Special Situations Fund — Analyst
Most of my questions have been answered. Just one I just want to clarify. Did you say we will see Phase III results for PRX-00023 by year-end?
Dr. Michael Kauffman - Predix Pharmaceuticals — President & CEO
That is correct. The study was initiated under a special protocol assessment with FDA last year in August, and accrual has been on track and we expect to announce data in the second half of this year. This is the first of at least two Phase IIIs, and there will be additional data following for generalized anxiety.
Alex Silverman - Special Situations Fund — Analyst
For general anxiety.
Dr. Michael Kauffman - Predix Pharmaceuticals — President & CEO
That is correct.
Alex Silverman - Special Situations Fund — Analyst
Great, thank you very much. Congratulations.
Operator
Ian Sanderson, Cowen & Co.
Ian Sanderson - SG Cowen — Analyst
Thanks for taking the question and congratulations. Are there any published Phase II data out there for PRX-00023?
Dr. Michael Kauffman - Predix Pharmaceuticals — President & CEO
We have not yet published the Phase II data. We will be presenting at the National Institutes of Mental Health meeting that is coming up in June of this year with those data. We did also provide a press release on our website with the initial topline data from the Phase II of Predix 00023.
Ian Sanderson - SG Cowen — Analyst
Okay, and then could you — maybe this will be in the S-4, but can you be any more explicit on the milestones that trigger the $35 million additional payment?
Mike Astrue - EPIX Pharmaceuticals — CEO
Yes, we can go through a little. We will have all that in the S-4, and it gets a little bit complicated, so let me just give you sort of the brief overview. The triggers of the milestone are the achievement of certain clinical milestones which are described in the merger agreement. In essence, we’re looking for significant advancements in the area of efficacy or entering into a validating business development agreement, which is worth at least $50 million in total and for which EPIX receives at least $20 million in cash prior to June of 2008. So again, there’s a fair amount of detail. We’re going to be filing the merger agreement. You’ll be able to see it in all its technical glory shortly, but that is the overview of what it is.
Ian Sanderson - SG Cowen — Analyst
Great. Then the last one, on the partnering strategy for PRX-00023 and the others, do you plan to conduct both Phase III trials and pay for those for PRX-00023, or would you like to partner before you get the second Phase III?
Dr. Michael Kauffman - Predix Pharmaceuticals — President & CEO
So our goal is really to look at what deals are possible. We actually expect that the first Phase III results coming out at the end of this year would be a very large value-creating event for the Company. Having said that, depending on the market and what we believe we can do, we may well execute the second Phase III with or without a partner. So we are in ongoing discussions with a number of large pharmaceutical and large biotech companies on this compound.
The focus for the relationship with a partner is more on the marketing and commercialization side, but there will be some focus on development as well. Keep in mind also that Predix 00023 is appropriate for development in major depressive disorder, as well as potentially additional psychiatric indications, which means that we do have a lot of potential here. So we will be partnering this. At some point, we will try to optimize that point. Our goal is always to focus on creating a lot of value for shareholders and patients, etc.
Ian Sanderson - SG Cowen — Analyst
Okay, thank you very much.
Operator
Mark Monane, Needham & Co.
Mark Monane - Needham & Co. — Analyst
It’s Mark Monane. Congratulations on putting the companies together. A question on the use of the EPIX imaging agent. In terms of Alzheimer’s disease or dementia, there is often a vascular component as well as a component related to primary Alzheimer’s disease. Is it possible in the future to leverage 2104 in thinking about diagnostic strategies for dementia, regardless of the type?
Dr. Michael Kauffman - Predix Pharmaceuticals — President & CEO
Right, and there are, of course, vascular dementias, etc. One of the reasons I’m excited about this merger is because the potential utility of these products that EPIX has is just beginning to be realized, particularly the clot-elucidating agent, 2104R, is very exciting. Now for specific use in Alzheimer’s or potentially vascular dementia, we are investigating that, and we will certainly look into that moving forward. But we can’t really speak to it at this time.
Mark Monane - Needham & Co. — Analyst
Terrific. Thanks for the added information.
Operator
(OPERATOR INSTRUCTIONS) A follow-up from Ian Sanderson, Cowen & Co.
Ian Sanderson - SG Cowen — Analyst
Thanks for taking the follow-up. This is for Michael Kauffman, and maybe a difficult question to answer, but can you just kind of let us know when you pulled the IPO in Q4, what was the major feedback you got from investors? Was this too early or what was the thing that was missing for investors there?
Dr. Michael Kauffman - Predix Pharmaceuticals — President & CEO
Certainly. When we withdrew our IPO last year, the market conditions — and if you look at the dates and the announcements, you recognize that BTK had fallen about 10% during the course of the road show. Those market conditions were just not favorable, and the main reason we were given was that the environment was not very appealing. At the same time, we did complete the road show and we did have a potential offering. The Board decided eventually that, in the interest of the shareholders, we elected to pull the IPO and focus on moving the clinical programs forward and evaluating M&A opportunities, as well as waiting for the market to improve.
Luckily, as far as evaluating the M&A opportunities, EPIX was particularly interesting to us for the many reasons we have given including the financial strength, the presence of late-stage products, and the core groups of people in the company. Overall, we think this is a far better transaction than the sort of go-it-alone transaction that we contemplated earlier.
Mike Astrue - EPIX Pharmaceuticals — CEO
I would just add too, our whole search was predicated on the notion that it was going to be a chilly winter for all biotech companies that wanted to go public, and that certainly turned out to be true. There has been very little IPO activity generally, and essentially the entire list of companies we were looking at fit this description and it’s where we think there was very significant value. Because the market was not open, these assets were available at a fraction of what we think their real value is. So this is why I think it’s win-win for both companies, because I think we’ve picked up some terrific assets inexpensively. And for Predix shareholders, now there’s going to be not only cash but access to capital in the future. I think it is a win-win combination for both companies.
Ian Sanderson - SG Cowen — Analyst
Okay. What does Predix bring to the table just in terms of net cash?
Dr. Michael Kauffman - Predix Pharmaceuticals — President & CEO
We won’t disclose that today. We will have it in the S-4. Suffice it to say that at the end of Q1, the combined entities had $125 million in cash.
Ian Sanderson - SG Cowen — Analyst
All right. Thank you very much, very helpful.
Operator
[Shabaskan Bush] from Ewing Investment.
Shabaskan Bush - Ewing Investment — Analyst
I missed a couple of minutes of your conference call, and I apologize in case you answered this question. Could you elaborate a little bit on the design of your current Phase III trial in anxiety in terms of people enrolled, the endpoints you’re looking for, etc., etc.?
Dr. Michael Kauffman - Predix Pharmaceuticals — President & CEO
Certainly. The design of this trial with Predix 00023 is actually a fairly standard design that the FDA requires for approval of all anxiety drugs. And in fact, as I mentioned, we have a special protocol assessment agreement with the FDA from the get-go. The design is it’s a randomized blinded trial. It’s being conducted in the U.S. alone at about 25 centers across the country. The primary endpoint is the change in the Hamilton anxiety score, also called the HAM-A. It’s from baseline until week eight for Predix 00023 at a dose of 80 milligrams a day versus placebo. Again, this is a very standard design. This is what Lexapro, Effexor, and a number of other drugs used for their approval.
This is statistically powered to have a 90% power to detect the expected 2.5 to 3 point difference from drug versus placebo. There are a couple of secondary endpoints, the clinical global impression change and a number of other side effects endpoints that are incorporated into the trial. The primary design and endpoint, again, is the standard one for the approval of anxiety drugs.
Shabaskan Bush - Ewing Investment — Analyst
Okay, and the number of people you try to enroll?
Dr. Michael Kauffman - Predix Pharmaceuticals — President & CEO
This is the 310-patient trial with randomization of one-to-one per drug versus placebo.
Shabaskan Bush - Ewing Investment — Analyst
Excellent. Thanks a lot.
Operator
[Stephen Silk], [Steve Silk & Sons].
Stephen Silk - [Steve Silk & Co.] — Analyst
Hello and congratulations. I was also interested in how much cash Predix was bringing to the table. If you’re not disclosing that, could you tell us what the burn rate had been say for the past three quarters on a quarterly basis, and had it been growing or has the burn rate kind of flattened out at this point?
Dr. Michael Kauffman - Predix Pharmaceuticals — President & CEO
We can say that we will disclose as much detail as we will in the S-4, and that’s all we’re prepared to say at this time.
Stephen Silk - [Steve Silk & Co.] — Analyst
Okay, thank you.
Operator
There are no more questions. I would like to turn the call over to Amy Hedison for closing remarks.
Amy Hedison - EPIX Pharmaceuticals — IR
Thank you, everyone, for joining us, and we look forward to seeing you all on the road over the next several weeks.
Mike Astrue - EPIX Pharmaceuticals — CEO
I thank you very much. Great day, it’s opening day for the Red Sox and a great day for EPIX and aging right-handers generally. So thank you all, and I’m sure we’ll be talking to a lot of you off-line. We’ll look forward to answering your questions. Thank you.
Operator
Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.
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EPIX intends to file a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger when it becomes available because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto (when they are available) and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260;
e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger will be included in the registration statement containing the proxy statement/prospectus that will be filed with the Securities and Exchange Commission and available free of charge as indicated above. Information regarding EPIX’s executive officers and directors is also available in EPIX’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 29, 2005. You can obtain free copies of these documents using the contact information above.